UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

NEWS RELEASE FROM HARMONY

5 November 2004

Harmony files notification with Competition Commission

Despite further delaying tactics by the Board of Gold Fields Limited (“Gold Fields”), Harmony has finally received permission to notify as a separate party in its bid for all of Gold Fields after applying to make its submissions almost two weeks ago. In addition, Gold Fields has lodged an urgent interdict against us around the Early Settlement Offer with the Tribunal, which will be heard 12 November 2004.

“In the case of an unsolicited offer,” explained Harmony lawyer Jean Meijer, a partner at CliffeDekker, “the acquiring firm must apply to the Commission for permission to file separate notification of the merger. On receipt of the notification, the Commission will advise the target firm of the notification and give directions to the target firm on how to comply with the notification requirements. If the target firm fails to comply with the directions within 10 business days, the acquiring firm may apply to the Commission for permission to file on behalf of the target firm.”

“We are required to give guidance to the Competition Commission about the impact our merger with Gold Fields could have on employment. We believe that no more than 1000-1500 jobs will be lost and these will take place at a management level,” said Harmony CE Bernard Swanepoel.

Harmony’s merger filing details that the company expects to have to retrench no more than 1.01% of the workers in the combined company.

The Harmony Way means that the company strives to flatten management and empower those working on the mines. Harmony therefore does not have intermediate or regional structures between the chief executive officer and the mine managers, plant managers and service managers. This will be the main cause of retrenchments, together with the duplication in head office structures.

“Harmony has saved 48 000 jobs working in mines that other companies would have closed down. The communities of Welkom, Virginia and Odendalsrus, for instance, would have suffered exacerbated unemployment if traditional mining methods were employed where Gold Fields previously mined,” said Bernard.

The notification requirements are only fulfilled after the Commission has received all the requisite information from both the acquiring and the target firms. The initial period for the consideration of the merger does not start until such time as the merger parties have complied with the notification requirements.

“We hope that Gold Fields management does not continue on its path of delaying our offer to their shareholders at the Commission and that they file their notification in a reasonable time period,” said Bernard.

The proposed transaction is categorised as a large merger in terms of the Competition Act No. 89 of 1998. The Commission has 40 business days to investigate the merger and make a recommendation to the Competition Tribunal. The Commission may apply to the Tribunal for an extension of the time period, provided that the Tribunal may not grant an extension of more than 15 business days at a time. The registrar of the Tribunal must schedule a date for the hearing or the pre-hearing within 10 business days of receipt of the Commission’s recommendation.

After holding a public hearing in relation to the merger, the Tribunal must approve the merger, approve the merger subject to conditions or prohibit implementation of the merger. In reaching its decision, the Tribunal must consider whether the merger is likely to substantially prevent or lessen competition and must consider whether the merger can or cannot be justified on substantial public interest grounds and, in particular: the impact of the merger on a particular industrial sector or region; employment; the ability of small businesses or firms controlled or owned by historically disadvantaged person, to become competitive; and the ability of national industries to compete in international markets.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen jennifer@bmsa.co.za	+27 (0)11 214 2401	+27 (0)82 468 6469
Patrick Lawlor patrick@bmsa.co.za	+27 (0)11 214 2410	+27 (0)82 459 6709

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax hrafkin-sax@fd-us.com	+1 212 850 5789	+1 917 509 0255
Torie Pennington tpennington@fd-us.com	+1 212 850 5629	+1 917 838 1369

United Kingdom – Financial Dynamics Business Communications

Nic Bennett nic.bennett@fd.com	+44(0)207 269 7115	+44(0)7979 536 619
Charles Watenphul charles.watenphul@fd.com	+44(0)207 269 7216	+44(0)7866 438 013

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer